PROSPECTUS SUPPLEMENT

(To Prospectus dated January 31, 2005)	Filed pursuant to 424(b)(5)
Registration No. 333-113026
2,000,000 Shares
Odyssey Re Holdings Corp.
8.125% Series A Preferred Shares
(Liquidation Preference $25 Per Share)

       Odyssey Re Holdings Corp. is offering 2,000,000 shares of its 8.125% series A preferred stock, par value $0.01 per share (the “series A preferred shares”).
       Upon liquidation, dissolution or winding-up, the holders of the series A preferred shares will be entitled to receive from our assets legally available for distribution to stockholders a liquidation preference of $25 per share, plus declared and unpaid dividends, if any, to the date fixed for distribution. Dividends on the series A preferred shares will be payable on a non-cumulative basis only when, as and if declared by our board of directors, quarterly in arrears on the twentieth day of January, April, July and October of each year, commencing on January 20, 2006, at a rate equal to 8.125% of the liquidation preference per annum (equivalent to $2.03125 per share).
       On and after October 20, 2010, we may redeem the series A preferred shares, in whole or in part, at any time, at a redemption price of $25 per share, plus declared and unpaid dividends, if any, to the date of redemption. We may not redeem the series A preferred shares before October 20, 2010, except that we may redeem the series A preferred shares before that date at a redemption price of $26 per share, plus declared and unpaid dividends, if any, to the date of redemption, if we are required to submit to the holders of our common stock a proposal for any matter that requires, as a result of a change in Delaware law after the date of this prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the series A preferred shares at the time outstanding, whether voting as a separate series or together with any other series or class of preferred stock as a single class. The series A preferred shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities or property.
       There is currently no public market for the series A preferred shares. We have applied to list the series A preferred shares on the New York Stock Exchange under the symbol “ORH PrA.” If the application is approved, trading in the series A preferred shares is expected to commence within 30 days after the initial delivery of the series A preferred shares. Our common stock is listed on the New York Stock Exchange under the symbol “ORH.” On October 13, 2005 the last reported sale price of our common stock on the NYSE was $24.95 per share.
       Concurrently with this offering of series A preferred shares, we are offering 2,000,000 shares of our floating rate series B preferred stock, par value $0.01 and liquidation preference $25 per share, which we refer to in this prospectus supplement as the “series B preferred shares.” The series B preferred shares will be offered pursuant to a separate prospectus supplement. Neither offering is contingent upon the other.

Investing in our series A preferred shares involves risks that are described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement.
       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial Public Offering Price(1)	$25.00	$50,000,000
Underwriting Discounts and Commissions(2)	$0.7875	$1,575,000
Proceeds to OdysseyRe (before expenses)(2)	$24.2125	$48,425,000

(1)	The Initial Public Offering Price does not include accrued dividends, if any, that may be declared. Dividends, if declared, will accrue from October 20, 2005.

(2)	See “Underwriting” herein.
       The underwriters expect to deliver the series A preferred shares to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about October 20, 2005.

Joint Book-Running Managers

Wachovia Securities	Morgan Stanley

Citigroup	UBS Investment Bank

Bear Stearns

JPMorgan

KeyBanc Capital Markets

Lehman Brothers

RBC Dain Rauscher Inc.
October 13, 2005

Prospectus
Where You Can Find More Information About OdysseyRe	4
Forward-Looking Statements	5
The Company	6
Risk Factors	7
Use of Proceeds	13
Dividend Policy	13
Ratio of Earnings to Fixed Charges	13
Description of Debt Securities	14
Description of Preferred Stock	29
Description of Common Stock	32
Description of Warrants	34
Description of Stock Purchase Contracts	36
Description of Units	37
Plan of Distribution	38
Legal Matters	39
Experts	39

ABOUT THIS PROSPECTUS SUPPLEMENT
       This document is in two parts. The first part is this prospectus supplement, which describes the terms of the securities that we are currently offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the securities that we are currently offering. Generally, the term “prospectus” refers to both parts combined.
       You should read this prospectus supplement along with the accompanying prospectus. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. Our shares are being offered and sold only in jurisdictions where offers and sales are permitted.
       If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.
       Unless the context requires otherwise or otherwise as expressly stated, the terms “we,” “our,” “us,” “OdysseyRe” and the “Company” refer to Odyssey Re Holdings Corp., a Delaware corporation, and its consolidated subsidiaries.
WHERE YOU CAN FIND MORE INFORMATION ABOUT ODYSSEYRE
       We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information, or obtain copies of the information by mail, at the following location of the SEC:
Public Reference Room
100 F Street, N.E.
Washington, DC 20549
       You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
       The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like OdysseyRe, that file electronically with the SEC. The address of the site is www.sec.gov.
       You can also inspect reports, proxy statements and other information about OdysseyRe at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
       We are “incorporating by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus. The following documents, which have been filed by us with the SEC, are incorporated by reference into this prospectus supplement and the accompanying prospectus:

•	Current Report on Form 8-K filed on October 6, 2005;

•	Current Report on Form 8-K filed on September 29, 2005;

•	Current Report on Form 8-K filed on September 16, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

•	Current Report on Form 8-K filed on March 10, 2005; and

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (including information specifically incorporated by reference into the Annual Report on Form 10-K from our Proxy Statement related to our annual general meeting held on April 20, 2005).
       All documents that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act from the date of this prospectus supplement until all of the securities being offered under this prospectus supplement are sold (not including current reports furnished under item 2.02 or item 7.01 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus supplement and accompanying prospectus.
       Any statements made in this prospectus supplement and the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in any subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.
       You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:
Investor Relations
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902
Tel: (203) 977-8000
       Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement and the accompanying prospectus.
       Our Internet address is www.odysseyre.com. We make available free of charge, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports. The information on our website is not, however, a part of this prospectus.
SAFE HARBOR DISCLOSURE
       In connection with, and because it desires to take advantage of, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements contained in this prospectus. This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.
       We have included in this prospectus, and from time to time our management may make, written or oral statements that may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements relate to, among other things, our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus and the documents incorporated by reference herein, include, but are not limited to:

•	uncertainty related to estimated losses from Hurricanes Katrina and Rita;

•	a reduction in net income if our loss reserves are insufficient;

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	the lowering or loss of one of our financial or claims-paying ratings, including those of our subsidiaries;

•	an inability to realize our investment objectives;

•	a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

•	emerging claim and coverage issues, which could expand our obligations beyond the amount we intend to underwrite;

•	a change in the requirements of one or more of our current or potential customers relating to counterparty financial strength, claims-paying ratings, or collateral requirements;

•	actions of our competitors, including industry consolidation, and increased competition from alternative sources of risk management products, such as the capital markets;

•	risks associated with requests for information from the SEC;

•	the risk that ongoing regulatory developments will disrupt our business or mandate changes in industry practices in a fashion that increases our costs or requires us to alter aspects of the way we do business;

•	risks relating to our controlling stockholder’s ability to determine the outcome of our corporate actions requiring board or stockholder approval;

•	our inability to raise additional capital if it is required;

•	risks related to covenants in our debt agreements;

•	our inability to access our subsidiaries’ cash;

•	loss of services of any of our key employees;

•	risks related to our use of reinsurance brokers;

•	changes in economic conditions, including interest rate, currency, equity and credit conditions which could affect our investment portfolio;

•	risks related to our computer and data processing systems;

•	failure of our reinsurers to honor their obligations;

•	the passage of federal or state legislation subjecting our business to additional supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

•	risks associated with the growth of our specialty insurance business and the development of our infrastructure to support this growth;

•	operational and financial risks relating to our utilization of program managers, third-party administrators, and other vendors to support our specialty insurance operations; and

•	acts of war, terrorism or political unrest.
       The words “believe,” “anticipate,” “project,” “expect,” “intend,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein some important factors that could cause our actual results to differ materially from our expectations, including factors discussed in the section titled “Risk Factors” in this prospectus supplement. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY
       This summary is not complete and does not contain all of the information that you should consider before buying our series A preferred shares. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-11 and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision.
OdysseyRe Holdings Corp.
Overview
       We are a leading U.S. based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers. We also underwrite specialty insurance business in the United States.
       Our global presence is established through 15 offices, with principal locations in the United States, London, Paris, Singapore and Latin America. Our operations are managed through four distinct divisions: Americas, EuroAsia, London Market and U.S. Insurance, which are principally based on geographic regions. The United States is our largest market, generating 55.5% of our gross premiums written for the six months ended June 30, 2005, with the remaining 44.5% comprised of international business.
       The table below illustrates gross premiums written by division for the six months ended June 30, 2005.

	$	%

Americas	$557.3	43.4%
EuroAsia	282.8	22.0
London Market	194.8	15.2
U.S. Insurance	248.6	19.4

Total	$1,283.5	100.0%

       We principally provide reinsurance to insurers and reinsurers on both a proportional and an excess of loss basis. In the case of proportional coverage, this means we share in the underlying premiums and losses with our customers based on specified participation levels. In the case of excess of loss coverage, we provide protection to our customers under their policies when the losses exceed a specified amount. Our broad reinsurance product portfolio includes specialty casualty lines (such as professional liability, directors’ and officers’ liability, excess and surplus, and accident and health), general casualty lines (such as general liability and auto liability) and commercial and personal property lines, which include property catastrophe and homeowners’ coverage.
       While we distribute both through brokers and directly to our customers in international markets, our business is primarily produced through reinsurance brokers in the United States. This dual channel distribution system provides us with the flexibility to meet the specific needs of our customers and respond to changing market conditions and competitive dynamics in local markets.
Recent Developments
Estimated Losses Relating to Hurricanes Katrina and Rita
       We announced on October 6, 2005 an update to our estimate of losses from Hurricane Katrina. We expect losses during the third quarter of 2005 from Hurricane Katrina, net of applicable reinsurance and reinstatement premiums, of approximately $225 million before taxes, which represents an after-tax net loss of approximately $146 million.

       On September 8, 2005, we announced our initial estimate of losses, net of applicable reinsurance and reinstatement premiums, during the third quarter of 2005 from Hurricane Katrina to be $80 to $100 million, before taxes. This prior estimate was based on an expected aggregate industry loss of approximately $30 billion.
       The updated loss estimate reflects new information received from ceding companies, which implies significantly higher industry loss estimates than previously anticipated, and reflects an expected aggregate industry loss estimate of approximately $50 billion where ceding company information is not available. The extraordinary nature and scale of this loss, including legal and regulatory implications, adds substantial uncertainty and complexity to the estimating process.
       In addition, on October 6, 2005 we announced our estimated net losses during the third quarter of 2005 from Hurricane Rita to be approximately $50 million before taxes, representing an after-tax net loss of approximately $33 million.
       Loss estimates from Hurricanes Katrina and Rita are based on currently available information and our actual losses may vary materially from our current estimates due to the inherent uncertainties in making such determinations resulting from several factors, including the preliminary nature of available information, the potential inaccuracies and inadequacies in the data provided by clients and brokers, the modeling techniques and the application of such techniques, the contingent nature of business interruption exposures and the degree to which flood losses may be covered, as well as the effects of any resultant demand surge on claims activity. In addition, actual losses may increase if our reinsurers fail to meet their obligations or the reinsurance protections purchased by us are exhausted.
Concurrent Offering of Preferred Shares
       Concurrently with this offering of series A preferred shares, we are offering 2,000,000 series B preferred shares, having an aggregate liquidation preference of $50,000,000. The series B preferred shares will be offered pursuant to a separate prospectus supplement. Neither offering is contingent upon the other.
Common Stock Offering
       On October 12, 2005, we announced that we had completed the sale of 4,100,000 shares of our common stock, representing approximately $102 million in total proceeds. Fairfax Financial Holdings Limited, our 80% stockholder, purchased 3,100,000 of the shares.
Request for Information from the SEC Relating to Non-traditional Insurance and Reinsurance Transactions
       On September 7, 2005, we announced that we had been advised by Fairfax that it had received a subpoena from the Securities and Exchange Commission requesting documents regarding any non-traditional insurance and reinsurance transactions entered into or offered by Fairfax or any of its affiliates. As an affiliate of Fairfax, we are currently reviewing our obligations under the subpoena received by Fairfax and intend to cooperate fully with the SEC. We have been advised that the U.S. attorney’s office will be reviewing information provided by Fairfax to the SEC in connection with its subpoenas. It is possible that the U.S. attorney’s office or other governmental and enforcement agencies will review information we provide to the SEC, or that we may become subject to direct requests for information or other inquiries by such agencies.
Three-year $150 million Credit Facility
       On September 23, 2005, we entered into a three-year, $150 million credit facility with a syndicate of lenders. The credit facility is available for direct, unsecured borrowings and for the issuance of standby letters of credit. The credit facility replaced our previous $90 million facility. The facility was arranged by Wachovia Capital Markets, LLC, acting as sole lead arranger and bookrunner.

The Offering
       The description of the terms of the series A preferred shares in this section is only a summary of the terms of the series A preferred shares. Because the following summary is not complete, you should refer to the Certificate of Designations relating to the series A preferred shares for a complete description of the terms of the series A preferred shares. You should also refer to the sections entitled “Description Of The Series A Preferred Shares” in this prospectus supplement and “Description Of Preferred Stock” in the accompanying prospectus.

Issuer	Odyssey Re Holdings Corp.

Securities Offered	8.125% Series A Preferred Shares

Dividends	Dividends on the series A preferred shares, only when, as and if declared by our board of directors, will accrue and be payable on the liquidation preference amount on a non-cumulative basis, quarterly in arrears on each dividend payment date, in an amount per share equal to 8.125% of the liquidation preference per annum (equivalent to $2.03125 per share). See “Description Of The Series A Preferred Shares — Dividends” in this prospectus supplement and “Description Of Preferred Stock — Dividends” in the accompanying prospectus. Dividends paid by us to non-corporate holders, including individuals, on the series A preferred shares in taxable years beginning before January 1, 2009, will be eligible for reduced rates of tax up to a maximum of 15% as “qualified dividend income” subject to requirements described herein. Dividends paid by us to corporate holders on the series A preferred shares will generally be eligible for a 70% dividends-received deduction. For further information, see “Certain U.S. Federal Income Tax Consequences” in this prospectus supplement.

Redemption	On and after October 20, 2010, we may redeem the series A preferred shares, in whole or in part, at any time, at a redemption price of $25 per share, plus declared and unpaid dividends, if any, to the date of redemption. At any time prior to October 20, 2010, if we are required to submit to the holders of our common stock a proposal for any matter that requires, as a result of a change in Delaware law after the date of this prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the series A preferred shares at the time outstanding, whether voting as a separate series or together with any other series or class of preferred stock as a single class, we have the option to redeem all of the outstanding series A preferred shares at a redemption price of $26 per share, plus declared and unpaid dividends, if any, to the date of redemption. The series A preferred shares will not be subject to any sinking fund or other obligation of OdysseyRe to redeem, repurchase or retire the series A preferred shares. We intend that, if we redeem the series A preferred shares, we will redeem them only to the extent that the aggregate liquidation preference of the series A preferred shares redeemed is equal to or less than the amount, if any, of net proceeds to us of shares of certain types of “junior stock” or “parity stock” (each as defined herein) or certain other securities having similar characteristics to those of our series A preferred shares. See “Description Of The

Series A Preferred Shares — Redemption” in this prospectus supplement and “Description Of Preferred Stock — Redemption” in the accompanying prospectus.

Ranking	The series A preferred shares:

• will rank senior to our junior stock with respect to the payment of dividends and distributions upon our liquidation, dissolution or winding-up. Junior stock includes our common stock and any other class of our capital stock that ranks junior to the series A preferred shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up;

• will rank equally with each other series of our capital stock ranking on parity with the series A preferred shares as to dividends and distributions upon our liquidation, dissolution or winding-up, which we refer to as parity stock. As of the date of this prospectus supplement, no series of parity stock is outstanding. In addition to the series A preferred shares offered hereby, we are making a concurrent offering of our series B preferred shares, which will rank equally with the series A preferred shares offered hereby; and

• will rank junior to each other series of our capital stock ranking senior to the series A preferred shares as to dividends and distributions upon our liquidation, dissolution or winding up. As of the date of this prospectus supplement, no such series of capital stock is outstanding.

Liquidation Rights	Upon any liquidation, holders of the series A preferred shares are entitled to receive from our assets legally available for distribution to stockholders, before any distribution is made to holders of common stock or other junior stock, a liquidation preference in the amount of $25 per share, plus declared and unpaid dividends, if any, to the date fixed for distribution. See “Description Of The Series A Preferred Shares — Liquidation Rights” in this prospectus supplement and “Description Of Preferred Stock — Liquidation Preference” in the accompanying prospectus.

Voting Rights	Generally, the holders of the series A preferred shares will not have any voting rights. Whenever dividends on the series A preferred shares have not been declared by the board of directors and paid for an aggregate of six full dividend periods (whether or not consecutive), the holders of the series A preferred shares, together with the holders of all other current or future classes or series of parity stock, will vote together as a single class to elect two directors to our board of directors. The terms of office of such additional directors will terminate whenever dividends on the series A preferred shares and the parity stock then outstanding have been paid in full, or declared and sufficient funds have been set aside, for at least four dividend periods. We will use our best efforts to effectuate the election or appointment of these two directors. In addition, certain transactions that would vary the rights of holders of the series A preferred shares cannot be made without the approval in writing of the holders of 66-2/3% of the series A preferred shares then outstanding or the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the series A preferred shares. See “Description Of The Series A Preferred Shares — Voting Rights” in this prospectus supplement and “Description Of Preferred Stock — Voting Rights” in the accompanying prospectus.

Maturity	The series A preferred shares do not have any maturity date, and we are not required to redeem the series A preferred shares. Accordingly, the series A preferred shares will remain outstanding indefinitely, unless and until we decide to redeem them.

Concurrent Offering	Concurrently with this offering of series A preferred shares, we are offering 2,000,000 series B preferred shares, having an aggregate liquidation preference of $50,000,000. The series B preferred shares will be offered pursuant to a separate prospectus supplement. Neither offering is contingent upon the other.

Listing	We have applied to list the series A preferred shares on the NYSE under the symbol “ORH PrA” We expect that, if approved, trading of the series A preferred shares on the NYSE will commence within a 30-day period after initial delivery of the series A preferred shares. See “Underwriting” in this prospectus supplement.

Ratings	The series A preferred shares are expected to be rated BB by Standard & Poor’s, Ba2 by Moody’s Investors Service and bb+ by A.M. Best Company. A rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Use of Proceeds	We estimate that net proceeds to us from the sale of the series A preferred shares will be approximately $48.1 million, after expenses and underwriting discounts and commissions. We intend to use the net proceeds from the sale of the series A preferred shares, together with the estimated net proceeds of our concurrent offering of series B preferred shares of $48.1 million, for general corporate purposes.

Conversion	The series A preferred shares are not convertible into or exchangeable for any of our other securities or property.

Related Party Purchaser	Fairfax Financial Holdings Limited, which owns 80.1% of our outstanding common stock, may elect to purchase up to 200,000 series A preferred shares in this offering.

Risk Factors	See “Risk Factors” in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in the series A preferred shares.

RISK FACTORS
       The following are some of the risks associated with our business and our series A preferred shares. You should also refer to the other information in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the financial statements and accompanying notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.
Risks Relating to Hurricanes Katrina and Rita
Uncertainty related to our estimated losses for Hurricanes Katrina and Rita may materially impact our financial results.
       We announced on October 6, 2005 an update to our estimate of losses from Hurricane Katrina. We expect losses during the third quarter of 2005 from Hurricane Katrina, net of applicable reinsurance and reinstatement premiums, of approximately $225 million before taxes, which represents an after-tax net loss of approximately $146 million.
       On September 8, 2005, we announced our initial estimate of losses, net of applicable reinsurance and reinstatement premiums, during the third quarter of 2005 from Hurricane Katrina to be $80 to $100 million, before taxes. This prior estimate was based on an expected aggregate industry loss of approximately $30 billion.
       The updated loss estimate reflects new information received from ceding companies, which implies significantly higher industry loss estimates than previously anticipated, and reflects an expected aggregate industry loss estimate of approximately $50 billion where ceding company information is not available. The extraordinary nature and scale of this loss, including legal and regulatory implications, adds substantial uncertainty and complexity to the estimating process.
       In addition, on October 6, 2005 we announced our estimated net losses during the third quarter of 2005 from Hurricane Rita to be approximately $50 million before taxes, representing an after-tax net loss of approximately $33 million.
       Our estimates are subject to a high level of uncertainty arising out of extremely complex and unique causation and coverage issues, including the appropriate attribution of losses to flood as opposed to other perils such as wind, fire or riot and civil commotion. The underlying policies generally contain exclusions for flood damage; however, water damage caused by wind may be covered. We expect that causation and coverage issues may not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments.
       Our actual losses from Hurricanes Katrina and Rita may vary materially from our estimates as a result of, among other things, an increase in industry insured loss estimates, the receipt of additional information from clients, the attribution of losses to coverages that for the purpose of our estimates we assumed would not be exposed, the contingent nature of business interruption exposures, and inflation in repair costs due to the limited availability of labor and materials, in which case our financial results could be further materially adversely affected. In addition, actual losses may increase if our reinsurers fail to meet their obligations.
       In addition, the National Hurricane Center has predicted that other major hurricanes will hit the United States before this year’s hurricane season is over. Losses from additional hurricanes could adversely affect our financial results.
A downgrade in our ratings by rating agencies may materially and negatively impact our business and results of operations.
       In the aftermath of Hurricane Katrina, A.M. Best Company has placed the financial strength ratings of our principal reinsurance and insurance subsidiaries’ and our issuer credit rating under review with negative implications. Ratings have become an increasingly important factor in establishing the competitive position of reinsurance and insurance companies. If our ratings are reduced from their current levels by A.M. Best, Standard & Poor’s or Moody’s, our competitive position in the reinsurance and insurance industries would suffer and it would be more difficult for us to market our products. A downgrade could result in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher ratings. We cannot give any assurance regarding whether or to what extent the rating agencies may downgrade our ratings.
       Our principal reinsurance and insurance subsidiaries maintain a rating of “A” (Excellent) with a negative outlook from A.M. Best, which rating has been placed under review with negative implications following the aftermath of Hurricane Katrina, an “A-” (Strong) counterparty credit and financial strength rating with a stable outlook from Standard & Poor’s and an “A3” (Good Financial Security) financial strength rating with a stable outlook from Moody’s.
       These ratings are not evaluations directed to investors in our securities or a recommendation to buy, sell or hold our securities. Our ratings may be revised or revoked at the sole discretion of the rating agencies. See “— Risks Relating to Our Business — If we are unable to maintain a favorable financial strength rating, certain existing business may be subject to termination, and it may be more difficult for us to write new business.”
We have limited retrocessional coverage remaining with respect to Hurricane Katrina.
       Based on our current estimate of losses related to Hurricane Katrina, we believe we have limited retrocession protection with respect to Hurricane Katrina, meaning that we have limited retrocession coverage available should our Hurricane Katrina losses prove to be greater than currently estimated. Most of our retrocession agreements include a reinstatement provision and are available to provide protection for our losses related to Hurricane Rita. We cannot be sure that retrocessional coverage will be available to us on acceptable terms, or at all, in the future.
Risks Relating to Our Business
Our actual claims may exceed our claim reserves causing us to incur losses we did not anticipate.
       Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we reinsure or insure. If we fail to accurately assess the risks we assume, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could have a material adverse effect on our financial condition or reduce our net income.
       As of June 30, 2005 and December 31, 2004, we had net unpaid losses and loss adjustment expenses of approximately $3,327.0 million and $3,135.9 million, respectively. We incurred losses and loss adjustment expenses of $1,629.6 million, $1,325.8 million and $987.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.
       Reinsurance claim reserves represent estimates involving actuarial and statistical projections at a given point in time of our expectations of the ultimate settlement and administration costs of claims incurred. The process of establishing loss reserves is complex and imprecise because it is subject to variables that are influenced by significant judgmental factors. We utilize both proprietary and commercially available actuarial models as well as historical reinsurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume. If our claim reserves are determined to be inadequate, we will be required to increase claim reserves with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations in a particular period or our financial condition.
       Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies.
Unpredictable natural and man-made catastrophic events could cause unanticipated losses and reduce our net income.
       Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as acts of war, terrorist attacks, explosions and riots. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas, and most of our past catastrophe-related claims have resulted from severe storms. Catastrophes can cause losses in a variety of property and casualty lines for which we provide reinsurance.
       Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our results of operations and financial condition. It is possible that our models have not adequately captured some catastrophe risks or other risks. We believe it is impossible to completely eliminate our exposure to unforeseen or unpredictable events.
If we are unable to maintain a favorable financial strength rating, certain existing business may be subject to termination, and it may be more difficult for us to write new business.
       Third party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. In the event our companies were to be downgraded by any or all of the rating agencies, some of our business would be subject to provisions which could cause, among other things, early termination of contracts, or a requirement to post collateral at the direction of our counterparty. We cannot precisely estimate the amount of premium that would be at risk to such a development, or the amount of additional collateral that might be required to maintain existing business, as these amounts would depend on the particular facts and circumstances at the time, including the degree of the downgrade, the time elapsed on the impacted in-force policies, and the effects of any related catastrophic event on the industry generally. We cannot assure you that our premiums would not decline, or that our profitability would not be affected, perhaps materially, following a ratings downgrade.
       Our principal insurance and reinsurance subsidiaries maintain a rating of “A” (Excellent) with a negative outlook, which rating has been placed under review with negative implications following the aftermath of Hurricane Katrina, from A.M. Best, an “A-” (Strong) counterparty credit and financial strength rating with a stable outlook from Standard & Poor’s and an “A3” (Good Financial Security) financial strength rating with a stable outlook from Moody’s. Financial strength ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers.

If we are unable to realize our investment objectives, our business, financial condition or results of operations may be adversely affected.
       Investment returns are an important part of our overall profitability and our operating results depend in part on the performance of our investment portfolio. Accordingly, fluctuations in the fixed income or equity markets could impair our profitability, financial condition or cash flows. We derive our investment income from interest and dividends, together with realized gains on the sale of investment assets. The portion derived from realized gains generally fluctuates from year to year. For the years ended December 31, 2004, 2003 and 2002, net realized gains accounted for approximately 40.8%, 60.2% and 52.5%, respectively, of our total investment income (including realized gains and losses). Realized gains are typically a less predictable source of investment income than interest and dividends, particularly in the short term.
       The return on our portfolio and the risks associated with our investments are also affected by our asset mix, which can change materially depending on market conditions. Investments in cash or short-term investments generally produce a lower return than other investments. At December 31, 2004, 26.2%, or $1.4 billion, of our invested assets were held in cash and short-term investments pending our identifying suitable opportunities for reinvestment in line with our long-term value-oriented investment philosophy.
       The volatility of our claims submissions may force us to liquidate securities, which may cause us to incur capital losses. If we structure our investments improperly relative to our liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from an other than temporary decline in value could significantly decrease our assets, thereby affecting our ability to conduct business.
       Our operating results depend in part on the performance of our investment portfolio. The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.
We operate in a highly competitive environment which could make it more difficult for us to attract and retain business.
       The reinsurance industry is highly competitive. We compete, and will continue to compete, with major United States and non-United States reinsurers and certain underwriting syndicates and insurers, some of which have greater financial, marketing and management resources than we do. In addition, we may not be aware of other companies that may be planning to enter the reinsurance market or existing reinsurers that may be planning to raise additional capital. Competition in the types of reinsurance business that we underwrite is based on many factors, including premiums charged and other terms and conditions offered, services provided, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, perceived financial strength and the experience of the reinsurer in the line of reinsurance to be written. Increased competition could cause us and other reinsurance providers to charge lower premium rates and obtain less favorable policy terms, which could adversely affect our ability to generate revenue and grow our business.
       We also are aware that other financial institutions, such as banks, are now able to offer services similar to our own. In addition, we have recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.

       Our primary insurance is a business segment that is growing, and the primary insurance business is also highly competitive. Primary insurers compete on the basis of factors including selling effort, product, price, service and financial strength. We seek primary insurance pricing that will result in adequate returns on the capital allocated to our primary insurance business. Our business plans for these business units could be adversely impacted by the loss of primary insurance business to competitors offering competitive insurance products at lower prices.
       This competition could affect our ability to attract and retain business.
Emerging claim and coverage issues could adversely affect our business.
       Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under our insurance and reinsurance contracts. These developments and changes may adversely affect us, perhaps materially. For example, we could be subject to developments that impose additional coverage obligations on us beyond our underwriting intent, or to increases in the number or size of claims to which we are subject. With respect to our casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence. Our exposure to these uncertainties could be exacerbated by the increased willingness of some market participants to dispute insurance and reinsurance contract and policy wordings.
       The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of our liability under our coverages, and in particular our casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. Our exposure to this uncertainty will grow as our “long-tail” casualty businesses grow, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically “short-tail.” In addition, we could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claim handling and other practices.
If our current and potential customers change their requirements with respect to financial strength, claims paying ratings or counterparty collateral requirements, our profitability could be adversely affected.
       Insureds, insurers and insurance and reinsurance intermediaries use financial ratings as an important means of assessing the financial strength and quality of insurers and reinsurers. In addition, the rating of a company purchasing reinsurance may be affected by the rating of its reinsurer. For these reasons, credit committees of insurance and reinsurance companies regularly review and in some cases revise their requirements with respect to the insurers and reinsurers from whom they purchase insurance and reinsurance.
       If one or more of our current or potential customers were to raise their minimum required financial strength or claims paying ratings above the ratings held by us or our insurance and reinsurance subsidiaries, or if they were to materially increase their collateral requirements, the demand for our products could be reduced, our premiums could decline, and our profitability could be adversely affected.
Consolidation in the insurance industry could lead to lower margins for us and less demand for our reinsurance products.
       Many insurance industry participants are consolidating to enhance their market power. These entities may try to use their market power to negotiate price reductions for our products and services. If competitive pressures compel us to reduce our prices, our operating margins would decrease. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance.
A change in demand for reinsurance and insurance could lead to reduced premium rates and less favorable contract terms, which could reduce our net income.
       Historically, we have experienced fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. In addition, the larger insurers created by the consolidation discussed above may require less reinsurance. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.
       General pricing across the industry and other terms and conditions have become less favorable than they have been in the recent past, the degree to which varies by class of business and region. All of these factors can reduce our profitability and we have no way to determine to what extent they will impact us in the future.
Requests for information from the SEC may adversely affect us.
       On September 7, 2005, we announced that we had been advised by Fairfax, our majority stockholder, that they had received a subpoena from the Securities and Exchange Commission requesting documents regarding any non-traditional insurance and reinsurance transactions entered into or offered by Fairfax and any of its affiliates. As an affiliate of Fairfax, we are currently reviewing our obligations under the subpoena received by Fairfax and intend to cooperate fully with the SEC. We have been advised that the U.S. attorney’s office will be reviewing information provided by Fairfax to the SEC in connection with its subpoenas. It is possible that the U.S. attorney’s office or other governmental and enforcement agencies will review information we provide to the SEC, or that we may become subject to direct requests for information or other inquiries by such agencies.
      We cannot predict at this time the effect that complying with this subpoena will have on our business. However, the cost of cooperating with the subpoena will be significant and may require significant attention of management, diverting focus away from our business. We cannot assure you that we will not be subject to further requests or other regulatory proceedings that could have a material adverse effect on our business or financial condition. In addition, we could be materially adversely affected by negative publicity related to the subpoena or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for our series A preferred shares.
Certain business practices of the insurance industry have become the subject of investigations by government authorities and the subject of class action litigation.
       Recently, the insurance industry has experienced substantial volatility as a result of current investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed, the solicitation and provision of fictitious or inflated quotes, the alleged illegal tying of the placement of insurance business to the purchase of reinsurance, and the sale and purchase of finite reinsurance or other non-traditional or loss mitigation insurance products and the accounting treatment for those products. Although we do not believe we are the subject of any investigation, we have received inquiries and informational requests from insurance departments in certain states in which our insurance subsidiaries operate. We cannot predict at this time the effect that current investigations, litigation and regulatory activity will have on the reinsurance industry or our business. Given our position in the reinsurance industry, it is possible that we will become involved in these investigations and have lawsuits filed against us. Our involvement in any investigations and lawsuits would cause us to incur legal costs and, if we were found to have violated any laws, we could be required to pay fines and damages, perhaps in material amounts. In addition, we could be materially adversely affected by the negative publicity for the insurance industry related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings.
Fairfax Financial Holdings Limited owns a majority of our common stock and can determine the outcome of our corporate actions requiring board or stockholder approval.
       Fairfax beneficially owns, through wholly owned subsidiaries, 80.1% of our outstanding common stock. Consequently, Fairfax can determine the outcome of our corporate actions requiring board or stockholder approval, such as:

•	appointing officers and electing members of our Board of Directors;

•	adopting amendments to our charter documents; and

•	approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.
       In addition, Fairfax has provided us, and continues to provide us, with certain services for which it receives customary compensation. Through various subsidiaries, Fairfax engages in the business of underwriting insurance as well as other financial services; and from time to time, we may engage in transactions with those other businesses in the ordinary course of business under market terms and conditions. All of our directors other than Mr. Barnard also are directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between us and Fairfax or one of its other subsidiaries, and any conflict of interest may be resolved in a manner that does not favor us.
       Fairfax intends to retain control of us and cannot foresee any circumstances under which it would sell a sufficient number of shares of our common stock to cause it not to retain such control. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion.
We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.
       Our capital requirements depend on many factors, including our ability to write business, and rating agency capital requirements. To the extent that our existing capital is insufficient to meet these requirements, we may need to raise additional funds through financings. Following the date of this prospectus supplement, we may seek to raise new capital by offering our equity, preferred stock or debt securities. Any financing, if available at all, may be on terms that are not favorable to us. Any financings could result in the issuance of securities that may have rights, preferences and privileges that are senior to those of our series A preferred shares. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition would be adversely affected.
Failure to comply with the covenants in our debt agreements could have an adverse effect on our financial condition.
       The current agreements governing our $150 million bank credit facility and our 7.49% senior notes due 2006 (of which $40.0 million in principal amount remain outstanding) contain certain covenants that limit our ability to, among other things, borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. These agreements also require us to maintain specific financial ratios. If we fail to comply with these covenants or meet these financial ratios, the lenders under our credit facility or our noteholders could declare a default and demand immediate repayment of all amounts owed to them.
We are a holding company and are dependent on dividends and other payments from our operating subsidiaries, which are subject to dividend restrictions.
       We are a holding company whose principal source of funds is cash dividends and other permitted payments from our operating subsidiaries, principally Odyssey America Reinsurance Corporation. If we are unable to receive dividends from our operating subsidiaries, or if they are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. See “Regulatory Matters — Regulation of Insurers and Reinsurers — Dividends” in our Annual Report on Form 10-K for the year ended December 31, 2004 incorporated by reference in this prospectus supplement and the accompanying prospectus.
Our business could be adversely affected by the loss of one or more key employees.
       We are substantially dependent on a small number of key employees, in particular Andrew Barnard, Robert Giammarco and Michael Wacek. We believe that the experience and reputations in the reinsurance industry of Messrs. Barnard, Giammarco and Wacek are important factors in our ability to attract new business. We have entered into employment agreements with Messrs. Barnard and Wacek and are in the process of entering into an employment agreement with Mr. Giammarco. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Mr. Barnard, Mr. Giammarco or Mr. Wacek or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. We do not currently maintain key employee insurance with respect to any of our employees.
Our business is primarily dependent upon a limited number of unaffiliated reinsurance brokers and the loss of business provided by them could adversely affect our business.
       We market our reinsurance products worldwide primarily through reinsurance brokers, as well as directly to our customers. Five reinsurance brokerage firms accounted for 56% of our reinsurance gross premiums written for the year ended December 31, 2004. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.
Our reliance on payments through reinsurance brokers exposes us to credit risk.
       In accordance with industry practice, we frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker fails to make such a payment, depending on the jurisdiction, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for such policies to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received such premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.
We may be adversely affected by foreign currency fluctuations.
       Our functional currency is the United States dollar. A portion of our premiums are written in currencies other than the United States dollar and a portion of our loss reserves are also in foreign currencies. Moreover, we maintain a portion of our investments in currencies other than the United States dollar. We may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies, which could adversely affect our operating results.

Our computer and data processing systems may fail or be perceived to be insecure, which could adversely affect our business and damage our customer relationships.
       Our business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform actuarial and other modeling functions necessary for writing business, as well as to process and make claims payments. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business results.
       Our insurance may not adequately compensate us for material losses that may occur due to disruptions in our service as a result of computer and data processing systems failure. We do not maintain redundant systems or facilities for all of our services.
       In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to our systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.
We may not be able to alleviate risk successfully through retrocessional arrangements and we are subject to credit risks with respect to our retrocessionaires.
       We attempt to limit our risk of loss through retrocessional arrangements, reinsurance agreements with other reinsurers referred to as retrocessionaires. The availability and cost of retrocessional protection is subject to market conditions, which are beyond our control. As a result, we may not be able to successfully alleviate risk through retrocessional arrangements. In addition, we are subject to credit risk with respect to our retrocessions because the ceding of risk to retrocessionaires does not relieve us of our liability to the companies we reinsured.
       We purchase reinsurance coverage to insure against a portion of our risk on policies we write directly. We expect that limiting our insurance risks through reinsurance will continue to be important to us. Reinsurance does not affect our direct liability to our policyholders on the business we write. A reinsurer’s insolvency or inability or unwillingness to make timely payments under the terms of its reinsurance agreements with us could have a material adverse effect on us. In addition, we cannot assure you that reinsurance will remain available to us to the same extent and on the same terms as are currently available.
Our business could be adversely affected as a result of political, regulatory, economic or other influences in the insurance and reinsurance industries.
       The insurance industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal and state legislatures have periodically considered programs to reform or amend the United States insurance system at both the federal and state level. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States.

       Changes in current insurance regulation may include increased governmental involvement in the insurance industry or may otherwise change the business and economic environment in which insurance industry participants operate. In the United States, for example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to California homeowners.
       Such changes could cause us to make unplanned modifications of products or services, or may result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in our products and services. We cannot predict the future impact of changing law or regulation on our operations; any changes could have a material adverse effect on us or the insurance industry in general.
       Increasingly, governmental authorities in both the U.S. and worldwide appear to be interested in the potential risks posed by the reinsurance industry as a whole, and to commercial and financial systems in general. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, we believe it is likely there will be increased regulatory intervention in our industry in the future.
       For example, we could be adversely affected by governmental or regulatory proposals that:

•	provide insurance and reinsurance capacity in markets and to consumers that we target;

•	require our participation in industry pools and guaranty associations;

•	mandate the terms of insurance and reinsurance policies; or

•	disproportionately benefit the companies of one country over those of another.
The growth of our primary insurance business, which is regulated more comprehensively than reinsurance, increases our exposure to adverse political, judicial and legal developments.
       Hudson Insurance Company (“Hudson”), which writes insurance in 44 states and the District of Columbia on an admitted basis, is subject to extensive regulation under state statutes that delegate regulatory, supervisory and administrative powers to state insurance commissioners. Such regulation generally is designed to protect policyholders rather than investors, and relates to such matters as: rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. We could be required to allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation. We plan to grow Hudson’s business and, accordingly, expect our regulatory burden to increase.
Our utilization of program managers and other third parties to support our business exposes us to operational and financial risks.
       Our primary insurance operations rely on program managers, and other agents and brokers participating in our programs, to produce and service a substantial portion of our business in this segment. In these arrangements, we typically grant the program manager the right to bind us to newly issued insurance policies, subject to underwriting guidelines we provide and other contractual restrictions and obligations. Should our managers issue policies that contravene these guidelines, restrictions or obligations, we could nonetheless be deemed liable for such policies. Although we would intend to resist claims that exceed or expand on our underwriting intention, it is possible that we would not prevail in such an action, or that our program managers would be unable to substantially indemnify us for their contractual breach. We also rely on our managers, or other third parties we retain, to collect premiums and to pay valid claims. This exposes us to their credit and operational risk, without necessarily relieving us of our obligations to potential insureds. We could also be exposed to potential liabilities relating to the claims practices of the third party administrators we have retained to manage claims activity that we expect to arise in our program operations. Although we have implemented monitoring and other oversight protocols, we cannot assure you that these measures will be sufficient to alleviate all of these exposures.
       We are also subject to the risk that our successful program managers will not renew their programs with us. Our contracts are generally for defined terms of as little as one year, and either party can cancel the contract in a relatively short period of time. We cannot assure you that we will retain the programs that produce profitable business or that our insureds will renew with us. Failure to retain or replace these producers would impair our ability to execute our growth strategy, and our financial results could be adversely affected.
We could be adversely affected if the Terrorism Risk Insurance Act of 2002 is not renewed.
       In response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attack, the Terrorism Risk Insurance Act of 2002, or TRIA, was enacted to ensure the availability of commercial insurance coverage for terrorist acts in the United States. This law established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and required that coverage for terrorist acts be offered by insurers. It is possible that TRIA will not be renewed following 2005, or could be adversely amended, which could adversely affect the insurance industry if a material subsequent event occurred. Given these uncertainties, we are currently unable to determine with certainty the impact that TRIA’s non-renewal could have on us.
Risks Relating to our Series A Preferred Shares
General market conditions and unpredictable factors could adversely affect market prices for the series A preferred shares.
       There can be no assurance about the market prices for the series A preferred shares. Several factors, many of which are beyond our control, will influence the market prices of the series A preferred shares. Factors that might influence the market prices of the series A preferred shares include, but are not limited to:

•	whether dividends have been declared and are likely to be declared and paid on the series A preferred shares from time to time;

•	our creditworthiness;

•	whether the ratings on the series A preferred shares provided by any ratings agency have changed;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or financial markets generally.
       Accordingly, if you purchase our series A preferred shares, the series A preferred shares may trade at a discount to the price that you paid for them.
We may be unable to pay dividends on the series A preferred shares.
       We are a holding company and our principal source of cash is dividends and other permitted payments from our operating subsidiaries, principally Odyssey America Reinsurance Corporation. If we are unable to receive dividends from our operating subsidiaries, we may be unable to pay dividends on our series A preferred shares or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. See “Regulatory Matters — Regulation of

Insurers and Reinsurers — Dividends” in our Annual Report on Form 10-K for the year ended December 31, 2004 incorporated by reference in this prospectus supplement and the accompanying prospectus.
Dividends on the series A preferred shares are non-cumulative.
       Dividends on the series A preferred shares are non-cumulative. Consequently, if our board of directors does not authorize and declare a dividend for any dividend period, holders of the series A preferred shares will not be entitled to receive a dividend for such period, and such undeclared dividend will not accrue and be payable. We will have no obligation to pay dividends for a dividend period after the dividend payment date for such period if our board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the series A preferred shares.
Holders of the series A preferred shares will have no voting rights, except in limited circumstances.
       Holders of the series A preferred shares have no voting rights with respect to matters that generally require the approval of voting shareholders. The limited voting rights of holders of the series A preferred shares include the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the series A preferred shares and the right to elect two directors to our board of directors under certain circumstances, in each case, as described under “Description of the series A preferred shares — Voting Rights.”
We are under no obligation to redeem the series A preferred shares.
       The series A preferred shares have no maturity date or redemption date. We may, at our option, on and after October 20, 2010, redeem some or all of the series A preferred shares at any time at a redemption price of $25 per share, plus declared and unpaid dividends, if any, to the date of redemption. We do not need your consent in order to redeem the series A preferred shares and may do so at any time after October 20, 2010 that is advantageous to us. You may not require us to redeem or repurchase the series A preferred shares under any circumstances. See “Description Of The Series A Preferred Shares — Redemption”.
The series A preferred shares are equity and are subordinate to our existing and future indebtedness.
       The series A preferred shares are equity interests and do not constitute indebtedness. Consequently, the series A preferred shares will rank junior to all of our indebtedness and other non-equity claims on us with respect to assets available to satisfy our claims, including in the event of our liquidation, dissolution or winding-up. Upon any voluntary or involuntary liquidation, dissolution, or winding-up of OdysseyRe, holders of the series A preferred shares are entitled to receive distributions towards the stated liquidation preference, if any, only after satisfaction of all other indebtedness and claims senior to the series A preferred shares. It is possible that holders of series A preferred shares may lose some or all of their original investment in such a situation. Our existing and future indebtedness may restrict payments of dividends on the series A preferred shares. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of the series A preferred shares (1) dividends are payable only if declared by our board of directors and (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available funds.
The series A preferred shares may not have an active trading market.
       The series A preferred shares are a new issue with no established trading market. We have applied to list the series A preferred shares on the NYSE; however, we cannot assure you that the series A preferred shares will be approved for listing. If the application is approved, trading of the series A preferred shares on the NYSE is not expected to begin until after a 30-day period from the date of the initial delivery of the series A preferred shares. If the series A preferred shares are approved for listing, an active trading market on the NYSE may not develop, or, even if it does develop, may not continue, in which case the trading prices of the series A preferred shares could be adversely affected and your ability to trade your shares may be limited. We have been advised by the underwriters that they intend to make a market in the series A preferred shares, but the underwriters are not obligated to do so and may cease market-making activities, if commenced, at any time.
There is no limitation on our issuance of securities that rank on parity with or senior to the series A preferred shares.
       We may issue securities that rank on parity with or senior to the series A preferred shares without limitation. The issuance of securities ranking on parity with or senior to the series A preferred shares may reduce the amount recoverable by holders of the series A preferred shares in the event of our liquidation, dissolution or winding-up.
USE OF PROCEEDS
       We estimate that we will receive net proceeds from this offering of approximately $48.1 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with the estimated net proceeds of our concurrent offering of series B preferred shares of $48.1 million, for general corporate purposes.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
       The ratio of our earnings to combined fixed charges and preference dividends for the periods indicated are as follows:

	Six Months	Years Ended December 31,
	Ended
	June 30, 2005	2004	2003	2002	2001	2000

Ratio of earnings to combined fixed charges and preference dividends(1)	6.91x	10.34x	22.88x	23.69x	*	46.95x

*	Due to our loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $8.8 million would have achieved a coverage ratio of 1:1.
       For purposes of computing our ratio of earnings to combined fixed charges and preferred dividends, earnings includes income before income taxes, distributed income (loss) from equity investees and fixed charges. Combined fixed charges and preference dividends consist of interest expense, amortization of capitalized expenses related to indebtedness, an estimated interest factor of rental expense, and preference dividends. As of the date of this prospectus supplement, no series of preferred stock is outstanding.

CAPITALIZATION
       The following table sets forth our capitalization as of June 30, 2005. Our capitalization is presented:

•	on an actual basis; and

•	as adjusted to reflect this offering of series A preferred shares, our concurrent offering of series B preferred shares, expected losses from Hurricanes Katrina and Rita announced on October 6, 2005, our offering of common stock completed on October 12, 2005, and the repurchase of $11.6 million aggregate principal amount of our 4.375% convertible senior debentures due 2022 during the third quarter of 2005.
       You should read the information in this table together with our consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At June 30, 2005

	Actual	As Adjusted

	(In thousands)
Long-term debt
7.65% Senior Notes due 2013	$224,637	$224,637
7.49% Senior Notes due 2006	41,127	41,127
4.375% Convertible Senior Debentures due 2022	91,602	80,020
6.875% Senior Notes due 2015	124,207	124,207

Total debt	481,573	469,991

Stockholders’ Equity
Series A preferred shares offered hereby	—	20
Series B preferred shares offered concurrently	—	20
Common stock, $0.01 par value; 500,000,000 shares authorized; 65,142,857 shares (69,242,857 shares, as adjusted) issued	651	692
Additional paid-in capital	793,973	992,878
Treasury stock, at cost (277,177 shares)	(6,701)	(6,701)
Unearned compensation	(6,196)	(6,196)
Accumulated other comprehensive income, net of deferred income taxes	188,571	188,571
Retained earnings	743,567	564,817 (1)

Total stockholders’ equity	1,713,865	1,734,101

Total capitalization	$2,195,438	$2,204,092

(1)	Assumes after-tax losses of $146.3 million from Hurricane Katrina and $32.5 million from Hurricane Rita, in each case net of applicable reinsurance and reinstatement premiums. Loss estimates from Hurricanes Katrina and Rita are based on currently available information and our actual losses may vary materially from our current estimates due to the inherent uncertainties in making such determinations. See “Risk Factors — Risks Relating to Hurricanes Katrina and Rita.”

DESCRIPTION OF THE SERIES A PREFERRED SHARES
       The following description of the terms of the series A preferred shares supplements the description of the general terms and provisions of the preferred stock set forth under “Description Of Preferred Stock” beginning on page 29 of the accompanying prospectus. The following summary of the terms of the series A preferred shares does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations creating the series A preferred shares, which will be included as an exhibit to documents that we file with the Securities and Exchange Commission (the “SEC”). Terms used in this prospectus supplement that are otherwise not defined will have the meanings given to them in the accompanying prospectus. As used in this section, “we,” “us,” “our” and “OdysseyRe” mean Odyssey Re Holdings Corp. and do not include its subsidiaries.
General
       The series A preferred shares will rank senior to our junior stock (as defined below under “— Dividends”), equally with any parity stock (as defined below under “— Dividends”), including the series B preferred shares, that we may issue and junior to any series of our preferred stock that we may issue designated as ranking senior to the series A preferred shares with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up. At present, we have no issued shares that are senior to or in parity with the series A preferred shares. Our board of directors may from time to time create and issue shares of preferred stock of other series without the approval of our stockholders and fix their relative rights, preferences and limitations.
       We generally will be able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after satisfaction of indebtedness and other non-equity claims). The series A preferred shares will be fully-paid and nonassessable when issued, which means that holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of the series A preferred shares will not have preemptive or subscription rights to acquire more of our capital stock.
       The series A preferred shares will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of ours or our property or assets. The series A preferred shares have no stated maturity and will not be subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other obligation of ours to redeem, repurchase or retire the series A preferred shares.
       Concurrently with this offering of series A preferred shares, we are offering 2,000,000 series B preferred shares, having an aggregate liquidation preference of $50,000,000. The series B preferred shares will rank equally with the series A preferred shares as to dividends and distributions on liquidation and will include the same provisions with respect to restrictions on declaration and payment of dividends and voting rights as apply to the series A preferred shares and as are described below under “Dividends” and “Voting Rights.” To the extent declared, dividends will accrue on the series B preferred shares at an annual rate equal to 3.25% above three month LIBOR on the related LIBOR determination date.
       The offerings of the series A preferred shares and the series B preferred shares are not contingent on each other.
Dividends
       Dividends on the series A preferred shares are non-cumulative. Consequently, if our board of directors does not authorize and declare a dividend for any dividend period, holders of the series A preferred shares will not be entitled to receive a dividend for such period, and such undeclared dividend will not accrue and be payable. We will have no obligation to pay dividends for a dividend period after the dividend payment date for such period if our board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the series A preferred shares.

       Holders of series A preferred shares will be entitled to receive, only when, as and if declared by our board of directors, out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends from the original issue date, quarterly in arrears on the twentieth day of January, April, July and October of each year, commencing on January 20, 2006, without accumulation of any undeclared dividends. To the extent declared, these dividends will accrue, with respect to each dividend period, in an amount per share equal to 8.125% of the liquidation preference per annum (equivalent to $2.03125 per share). In the event that we issue additional series A preferred shares after the original issue date, to the extent declared, dividends on such additional series A preferred shares may accrue from the original issue date or any other date we specify at the time such additional series A preferred shares are issued.
       Dividends, if declared, will be payable to holders of record of the series A preferred shares as they appear on our books on the applicable record date, which shall be the last calendar day of the month preceding that dividend payment date or such other record date fixed by our board of directors that is not more than 60 nor less than 10 days prior to such dividend payment date. These dividend record dates will apply regardless of whether a particular dividend record date is a business day. As used in this prospectus supplement, “business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.
       A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the series A preferred shares and will end on and exclude the January 20, 2006 dividend payment date. Dividends payable on the series A preferred shares will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day after the original dividend payment date, and no additional dividends will accrue on the amount so payable from such date to such next succeeding business day.
       So long as any series A preferred shares remain outstanding for any dividend period, unless the full dividends for the latest completed dividend period on all outstanding series A preferred shares and parity stock (as defined below) have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside:

•	no dividend shall be paid or declared on our common stock or any other shares of our junior stock (as defined below), other than a dividend payable solely in our common stock or other junior stock; and

•	no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (1) as a result of a reclassification of junior stock for or into other junior stock or the exchange or conversion of one share of junior stock for or into another share of junior stock or (2) through the use of the proceeds of a substantially contemporaneous sale of junior stock).
       When dividends are not paid or duly provided for in full on any dividend payment date upon the series A preferred shares and any shares of parity stock, all dividends declared upon the series A preferred shares and all such parity stock and payable on such dividend payment date shall be declared on a pro rata basis so that the respective amounts of such dividends shall bear the same ratio to each other as all declared but unpaid dividends per series A preferred shares and all parity stock payable on such dividend payment date bear to each other. In the case of any parity stock having dividend payment dates different from the dividend payment dates pertaining to the series A preferred shares, the measurement date for such parity stock shall be the dividend payment date falling within the related dividend period for the series A preferred shares.
       As used in this prospectus supplement, “junior stock” means any class or series of our capital stock that ranks junior to the series A preferred shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of OdysseyRe. Junior stock includes our common stock.
       As used in this prospectus supplement, “parity stock” means any class or series of our capital stock that ranks equally with the series A preferred shares as to payment of dividends and in the distribution of assets on any liquidation, dissolution or winding-up of OdysseyRe. At present, we have not issued shares that would be considered parity stock with the series A preferred shares. In addition to the series A preferred shares offered hereby, we are making a concurrent offering of our series B preferred shares, which will rank equally with the series A preferred shares.
Certain Restrictions on Payment of Dividends
       OdysseyRe is a holding company whose principal source of cash is dividends and other permitted payments from its operating subsidiaries, principally Odyssey America Reinsurance Corporation. If OdysseyRe is unable to receive dividends from its operating subsidiaries, OdysseyRe may be unable to pay dividends on the series A preferred shares or make payments on its indebtedness. The payment of dividends by OdysseyRe’s operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. See “Regulatory Matters — Regulation of Insurers and Reinsurers — Dividends” in OdysseyRe’s Annual Report on Form 10-K for the year ended December 31, 2004 incorporated by reference in this prospectus supplement and the accompanying prospectus.
Liquidation Rights
       Upon any voluntary or involuntary liquidation, dissolution or winding-up of OdysseyRe, holders of the series A preferred shares are entitled to receive out of our assets available for distribution to stockholders, after satisfaction of indebtedness and other non-equity claims, if any, a liquidating distribution in the amount of $25 per share plus declared and unpaid dividends, if any, without accumulation of any undeclared dividends, before any distribution of assets is made to holders of our common stock, or any of our other shares of stock ranking junior to the series A preferred shares. Holders of the series A preferred shares will not be entitled to any other amounts from us after they have received their full liquidation preference.
       In any such distribution, if our assets are not sufficient to pay the liquidation preference in full to all holders of the series A preferred shares and all holders of any parity stock, the amounts paid to the holders of the series A preferred shares and to the holders of any parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. If the liquidation preference has been paid in full to all holders of the series A preferred shares and any holders of parity stock, the holders of our other capital stock shall be entitled to receive all of our remaining assets according to their respective rights and preferences.
       A consolidation, amalgamation, merger, arrangement or reconstruction involving OdysseyRe or the sale or transfer of all or substantially all of the shares of capital stock or the property or business of OdysseyRe will not be deemed to constitute a liquidation, dissolution or winding-up of OdysseyRe.
Redemption
       The series A preferred shares are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. The series A preferred shares are not redeemable prior to October 20, 2010, except as described below. On and after that date, the series A preferred shares will be redeemable at our option, in whole or in part, upon not less than 30 nor more than 60 days, prior written notice, at a redemption price equal to $25 per share, plus declared and unpaid dividends, if any, without accumulation of any undeclared dividends. Holders of the series A preferred shares will have no right to require the redemption or repurchase of the series A preferred shares.

       At any time prior to October 20, 2010, if we are required to submit to the holders of our common stock a proposal for any matter that requires, as a result of a change in Delaware law after the date of this prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the series A preferred shares at the time outstanding, whether voting as a separate series or together with any other series or class of preferred stock as a single class, we have the option upon not less than 30 nor more than 60 days prior written notice to redeem all of the outstanding series A preferred shares for cash at a redemption price of $26 per share, plus declared and unpaid dividends, if any, to the date of redemption, without accumulation of any undeclared dividends.
       If the series A preferred shares are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the series A preferred shares to be redeemed, mailed not less than 30 nor more than 60 days prior to the date fixed for redemption thereof; provided that, if the series A preferred shares are held in book-entry form through The Depository Trust Company, or DTC, we may give such notice in any manner permitted by DTC. Each notice of redemption will include a statement setting forth:

•	the redemption date;

•	the number of series A preferred shares to be redeemed and, if less than all the series A preferred shares held by such holder are to be redeemed, the number of such series A preferred shares to be redeemed from such holder;

•	the redemption price; and

•	that the shares should be delivered via book entry transfer or the place or places where holders may surrender certificates evidencing the series A preferred shares for payment of the redemption price.
       If notice of redemption of any series A preferred shares has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of the series A preferred shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such series A preferred shares, such series A preferred shares shall no longer be deemed outstanding and all rights of the holders of such series A preferred shares will terminate, except the right to transfer the series A preferred shares prior to the redemption date and the right to receive the redemption price.
       In case of any redemption of only part of the series A preferred shares at the time outstanding, the series A preferred shares to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable.
       OdysseyRe intends that, if it redeems the series A preferred shares, it will redeem such series A preferred shares only to the extent the aggregate liquidation preference of the shares redeemed is equal to or less than the New Equity Amount (as defined below) as of the date of redemption, if any.
       “New Equity Amount” means at any date the amount, if any, of the net proceeds to OdysseyRe from the issuance of shares of junior stock, parity stock or other securities which have similar characteristics to those of our series A preferred shares.
Voting Rights
       Except as provided below, the holders of the series A preferred shares will have no voting rights.
       Whenever dividends payable on series A preferred shares have not been declared by the board of directors and paid for an aggregate amount equivalent to six full quarterly dividends (whether or not consecutive) on all of the series A preferred shares or any class or series of parity stock then outstanding, the holders of the series A preferred shares, together with the holders of each such class or series of parity stock, will have the right, voting together as a single class regardless of class or series, to elect two directors of our board of directors, provided that the election of any such directors shall not cause us to violate any corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

In that event, the number of directors on our board shall automatically increase by two, and we will use our best efforts to effectuate the election or appointment of these two directors.
       Whenever dividends on the series A preferred shares and the parity stock then outstanding have been paid in full, or declared and sufficient funds have been set aside, for at least four dividend periods, the right of holders of the series A preferred shares and the parity stock to be represented by directors will cease (but subject always to the same provision for the vesting of such rights in the case of any future suspension of payments in an amount equivalent to dividends for six full dividend periods whether or not consecutive), the terms of office of the additional directors elected or appointed to the board of directors will terminate and the number of directors on our board of directors shall automatically decrease by two.
       At any time when such special voting power has vested in the holders of the series A preferred shares and the parity stock as described in the preceding paragraph, such right may be exercised initially either at a special meeting of the holders of the series A preferred shares and parity stock or at any annual general meeting of stockholders, and thereafter at annual general meetings of stockholders.
       At any time when such special right has vested, our chairman or president will, upon the written request of the holders of record of at least 10% of the series A preferred shares and the parity stock then outstanding addressed to our secretary, call a special general meeting of the holders of the series A preferred shares and parity stock for the purpose of electing directors. Such meeting will be held at the earliest practicable date in such place as may be designated pursuant to our by-laws (or if there be no designation, at our principal office in Connecticut). If such meeting is not called by our proper officers within 20 days after our secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to our secretary at our principal office, then the holders of record of at least 10% of the series A preferred shares and the parity stock then outstanding may designate in writing one of their number to call such meeting at our expense, and such meeting may be called by such person so designated upon the notice required for annual general meetings of stockholders and will be held in the City of New York, unless we otherwise designate. Any holder of the series A preferred shares and the parity stock will have access to our register of stockholders for the purpose of causing meetings of stockholders to be called pursuant to these provisions. Notwithstanding the foregoing, no such special meeting will be called during the period within 90 days immediately preceding the date fixed for the next annual general meeting of stockholders.
       At any annual or special general meeting at which the holders of the series A preferred shares and the parity stock have the special right to elect directors as described above, the presence, in person or by proxy, of the holders of 50% of the series A preferred shares and the parity stock will be required to constitute a quorum for the election of any director by the holders of the series A preferred shares and the parity stock, voting as a class. At any such meeting or adjournment thereof the absence of a quorum of the series A preferred shares and the parity stock will not prevent the election of directors other than those to be elected by the series A preferred shares and the parity stock, voting as a class, and the absence of a quorum for the election of such other directors will not prevent the election of the directors to be elected by the series A preferred shares and the parity stock, voting as a class.
       During any period in which the holders of the series A preferred shares and the parity stock have the right to vote as a class for directors as described above, any vacancies in our board of directors, other than a vacancy in the office of a director entitled to be elected by the holders of the series A preferred shares and the parity stock, will be filled by vote of a majority of our board of directors pursuant to our by-laws. During such period, the directors so elected by the holders of the series A preferred shares and the parity stock will continue in office (1) until the next succeeding annual general meeting or until their successors, if any, are elected by such holders and qualify or (2) unless required by applicable law, rule or regulation to continue in office for a longer period, until termination of the right of the holders of the series A preferred shares and the parity stock to vote as a class for directors, if earlier. Immediately upon any termination of the right of the holders of the series A preferred shares and the parity stock to vote as a class for directors as provided herein, the terms of office of the directors then in office so elected by the holders of the series A preferred shares and the parity stock will terminate.

       Without the written consent of the holders of at least 66-2/3% of the series A preferred shares at the time outstanding or the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the series A preferred shares, we may not take any action that would vary the rights attached to the series A preferred shares or effect any merger or consolidation that would vary the rights of the series A preferred shares. Notwithstanding the foregoing, the following will not be deemed a variation of the rights of the series A preferred shares: (i) the issuance of any capital stock that is senior to, in parity with or junior to the series A preferred shares with respect to payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up; or (ii) the consummation of a binding share exchange or reclassification involving the series A preferred shares or a merger or consolidation of us with another entity, where in each case (a) the series A preferred shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (b) such series A preferred shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the series A preferred shares, taken as a whole. Holders of the series A preferred shares are not entitled to vote on any sale of all or substantially all of the assets of OdysseyRe.
       Without the consent of the holders of the series A preferred shares, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers of the series A preferred shares, taken as a whole, we may amend, alter, supplement or repeal any terms of the series A preferred shares:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the Certificate of Designations for the series A preferred shares that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the series A preferred shares that is not inconsistent with the provisions of the Certificate of Designations.
       On any item on which the holders of the series A preferred shares are entitled to vote, such holders will be entitled to one vote for each series A preferred share held.
       The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding series A preferred shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of series A preferred shares to effect such redemption.
Conversion
       The series A preferred shares are not convertible into or exchangeable for any other securities or property of OdysseyRe.
Listing of the Series A Preferred Shares
       We have applied to list the series A preferred shares on the NYSE under the symbol “ORH PrA” We expect that, if approved, trading of the series A preferred shares on the NYSE will commence within a 30-day period after initial delivery of the series A preferred shares.
Transfer Agent, Registrar and Dividend Disbursement Agent
       The transfer agent, registrar and dividend disbursement agent for the series A preferred shares is The Bank of New York.
Book-Entry; Delivery and Form
       The series A preferred shares will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company (“DTC”) or its nominee. This means that we will not issue certificates to you for the series A preferred shares except in limited circumstances. The global securities will be issued to DTC, the depository for the series A preferred shares, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the series A preferred shares. Each participant will then keep a record of its clients. Unless exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global securities will be shown on, and transfers of the global securities will be made only through, records maintained by DTC and its participants.
       DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Neither we nor the underwriters take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.
       DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.
       DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.
       When you purchase series A preferred shares through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the series A preferred shares on DTC’s records. Since you actually own the series A preferred shares, you are the beneficial owner and your ownership interest will only be recorded in the direct (or indirect) participants’ records. DTC has no knowledge of your individual ownership of the series A preferred shares. DTC’s records only show the identity of the direct participants and the amount of the series A preferred shares held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus, the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.
       We will wire dividend payments to DTC’s nominee and we will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global securities to you or any other beneficial owners in the global securities.
       Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial owner.
       It is DTC’s current practice, upon receipt of any payment of dividends or liquidation amounts, to credit direct participants’ accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the series A preferred shares held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC or us.

       Series A preferred shares represented by global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the series A preferred shares to be represented by global securities.
      If the book-entry-only system is discontinued, the transfer agent will keep the registration books for the series A preferred shares at its corporate office.
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
       The following summary describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the series A preferred shares. This summary applies to you only if you hold your series A preferred shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•	a bank;

•	an insurance company;

•	a thrift institution;

•	a regulated investment company;

•	a tax-exempt organization;

•	a partnership;

•	a U.S. expatriate;

•	a person liable for the alternative minimum tax;

•	a person that owns securities that are part of a hedge or that are hedged against currency risks;

•	a person that owns securities as part of a straddle, a “constructive sale” or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.
       If a partnership holds the series A preferred shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you are a partner in a partnership holding the series A preferred shares, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in the series A preferred shares. This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
       This summary of the material U.S. federal income tax consequences of the purchase, ownership, sale or other disposition of the series A preferred shares is not intended to be, nor should it be construed to be, legal or tax advice to any particular person. Accordingly, all prospective investors are urged to consult their tax advisors with respect to the U.S. federal income tax consequences relating to the purchase, ownership, sale or other disposition of the series A preferred shares, including the application and effect of the laws of any state, local, foreign or other tax jurisdiction, as tax consequences may vary with respect to a shareholder’s particular circumstances.

       For purposes of this summary, you are a U.S. Holder if you are a beneficial owner of series A preferred shares and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court has the authority to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
       You are a Non-U.S. Holder if you are a beneficial owner of the series A preferred shares and not a U.S. Holder.
U.S. Holders
       Distributions on the series A preferred shares. U.S. Holders will be taxed on distributions on the series A preferred shares as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits for U.S. federal income tax purposes. If you are a non-corporate U.S. Holder, including an individual, dividends paid to you in taxable years beginning before January 1, 2009 will constitute qualified dividend income taxable to you at a maximum rate of 15%, provided that you hold your series A preferred shares (and are not protected from risk of loss) for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.
       Corporate holders of the series A preferred shares may be eligible for the 70% “dividends-received deduction” with respect to dividend distributions that are paid on the series A preferred shares, provided certain holding period requirements are satisfied (and such corporate holders are not protected from risk of loss during such period). The full amount of such dividends (including the otherwise deductible amount) is included by the corporate shareholder in determining the excess (if any) of a corporate shareholder’s adjusted current earnings over its alternative minimum taxable income, which may increase its alternative minimum tax liability.
       To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the series A preferred shares (thereby increasing the amount of gain, or decreasing the amount of loss, a U.S. Holder would recognize on a subsequent disposition of the series A preferred shares), and the balance in excess of adjusted basis will be subject to tax as capital gain. Corporate shareholders will not be entitled to a dividends-received deduction on this portion of the distribution.
       Further, U.S. Holders should be aware that dividends that exceed certain thresholds in relation to such holders’ tax basis in their series A preferred shares could be characterized as “extraordinary dividends” (as defined in Section 1059 of the Code). Generally, a corporate holder that receives an extraordinary dividend is required to reduce its stock basis by the portion of such dividend that is not taxed because of the dividends-received deduction. If the amount of the reduction exceeds such holder’s tax basis in the series A preferred shares, the excess is treated as taxable gain. Non-corporate U.S. Holders, including individuals, who receive an “extraordinary dividend” would be required to treat any losses on the sale of the series A preferred shares as long-term capital losses to the extent such dividends received by them qualify for the reduced 15% tax rate. Investors should consult their own tax advisers with respect to the potential application of the “extraordinary dividend” rules to an investment in the series A preferred shares.
       Sale or Exchange of the series A preferred shares. If you sell or otherwise dispose of your series A preferred shares (other than by redemption), you will generally recognize capital gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the preferred stock. Capital gain of a non-corporate U.S. holder, including an individual, that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

       Redemption of the series A preferred shares. If we redeem your series A preferred shares, it generally will be a taxable event. You will generally recognize capital gain or loss on the redemption of the series A preferred shares provided that the redemption meets at least one of the following requirements as determined under federal income tax principles:

•	results in a complete termination of your stock interest in us;

•	is substantially disproportionate with respect to you; or

•	is not essentially equivalent to a dividend with respect to you.
       In determining whether any of these tests has been met, shares of stock considered to be owned by you by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned by you, must be taken into account. It may be more difficult for a person who owns, actually or constructively by operation of the attribution rules, any of our voting stock to satisfy any of the above requirements. Conversely, the redemption of our series A preferred shares from an investor who does not own any of our voting stock (either actually or constructively) will be treated as a taxable sale of the series A preferred shares.
       If we redeem your series A preferred shares in a redemption that meets one of the tests described above, you generally would recognize taxable gain or loss equal to the sum of the amount of cash and fair market value of property received by you less your tax basis in the series A preferred shares redeemed. For non-corporate U.S. holders, including individuals, this gain or loss, if recognized before January 1, 2009, is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year. If the redemption does not satisfy any of the above requirements, then the entire amount received (without offset for your tax basis in your series A preferred shares) in redemption of your series A preferred shares will be treated as a distribution as described under “— U.S. Holders — Distributions on the series A preferred shares” above. If a redemption of the series A preferred shares is treated as a distribution that is taxable as a dividend and, subsequent to the redemption, you continue to own (either actually or constructively) our stock, your tax basis in the redeemed series A preferred shares would be transferred to your remaining shares of our stock. Prospective investors should consult their own tax advisors for purposes of determining the tax consequences resulting from redemption of our series A preferred shares.
Non-U.S. Holders
       Distributions on the series A preferred shares. Except as described below, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to the payor a valid Internal Revenue Service (“IRS”) Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a U.S. person and are entitled to the lower treaty rate with respect to such payments.
       If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.
       If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a U.S. person and the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

       “Effectively connected” dividends are taxed on a net income basis at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations. If you are a corporate Non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
       Gain on Disposition of the series A preferred shares. If you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of series A preferred shares unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and with respect to shareholders that are entitled to claim the benefits under certain tax treaties, the gain is attributable to a permanent establishment that you maintain in the United States; or

•	you are an individual, you hold the series A preferred shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist.
       If you are a corporate Non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
       Federal Estate Taxes. Series A preferred shares held by a Non-U.S. Holder at the time of death will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
       U.S. Holders. In general, if you are a non-corporate U.S. Holder, you will be subject to information reporting requirements with respect to dividend payments, or other taxable distributions or sales, made within the United States. Such payments may also be subject to backup withholding tax if:

•	you fail to provide an accurate taxpayer identification number to the payor;

•	you are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, you fail to comply with applicable certification requirements.
       Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis.
       Non-U.S. Holders. A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder, or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of the series A preferred shares that are effected within the U.S. or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder, or such holder otherwise establishes an exemption.
       Generally, we must report to the IRS and each Non-U.S. Holder the amount of dividends on the series A preferred shares and any tax withheld with respect to those payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.
       Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis.

UNDERWRITING
       Wachovia Capital Markets, LLC and Morgan Stanley & Co. Incorporated are acting as co-lead managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has severally and not jointly agreed to purchase, and we have agreed to sell to that underwriter, the number of series A preferred shares as set forth opposite that underwriter’s name below:

Number of Series A
Underwriter	Preferred Shares

Wachovia Capital Markets, LLC	440,000
Morgan Stanley & Co. Incorporated	440,000
Citigroup Global Markets Inc.	400,000
UBS Securities LLC	400,000
Bear, Stearns & Co., Inc.	40,000
KeyBanc Capital Markets, A division of McDonald Investments Inc.	40,000
J.P. Morgan Securities Inc.	40,000
Lehman Brothers Inc.	40,000
RBC Dain Rauscher Inc.	40,000
Advest, Inc.	10,000
Ferris, Baker Watts, Incorporated	10,000
Jackson Securities, LLC	10,000
Janney Montgomery Scott LLC	10,000
JVB Financial Group, Inc.	10,000
Keefe, Bruyette & Woods, Inc.	10,000
Mesirow Financial, Inc.	10,000
Oppenheimer & Co. Inc.	10,000
Pershing LLC	10,000
Piper Jaffray & Co.	10,000
Stifel, Nicolaus & Company, Incorporated	10,000
Wedbush Morgan Securities Inc.	10,000

Total	2,000,000

       The underwriting agreement provides that the obligations of the underwriters to purchase the series A preferred shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the series A preferred shares if they purchase any of the series A preferred shares. In the event of default by any underwriter, the underwriting agreement provides that, in specified circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
       The underwriters initially propose to offer some of the series A preferred shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and some of the series A preferred shares to dealers at the initial public offering price less a concession not to exceed $0.50 per series A preferred share. The underwriters may allow, and dealers may re-allow, a concession not to exceed $0.45 per series A preferred share on sales to other dealers. If all of the series A preferred shares are not sold at the initial public offering price, the representatives may change the initial public offering price and the other selling terms.
       We have agreed with the underwriters, for a period of 45 days from the date of this prospectus supplement, not to, directly or indirectly (1) offer, sell, pledge or otherwise dispose of any series A preferred shares or securities convertible into or exchangeable for series A preferred shares, or sell or grant options, rights or warrants with respect to any series A preferred shares or securities convertible into or exchangeable for series A preferred shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such series A preferred shares, whether any such transaction described in clause (1) or (2) is to be settled by delivery of series A preferred shares or other securities, in cash or otherwise, or (3) file or cause to be filed a registration statement on Form S-3 or other similar form with respect to any series A preferred shares or securities convertible, exercisable or exchangeable into series A preferred shares, in each case without the prior written consent of Wachovia Capital Markets, LLC, or Morgan Stanley & Co. Incorporated on behalf of the underwriters.
       Prior to this offering, there has been no public market for the series A preferred shares. We have applied to list the series A preferred shares on the New York Stock Exchange under the symbol “ORH PrA”. If the application is approved, trading in the series A preferred shares is expected to commence within 30 days after the initial delivery of the series A preferred shares. The underwriters have advised us that they intend to make a market in the series A preferred shares prior to commencement of trading on the New York Stock Exchange, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the series A preferred shares.
       The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Share	Total Commission

Price to public	$25.00	$50,000,000
Underwriting discounts and commissions to be paid by OdysseyRe	$0.7875	$1,575,000
Proceeds to OdysseyRe, before expenses	$24.2125	$48,425,000
       The underwriting commission will be $0.50 per series A preferred share with respect to any series A preferred share sold to certain institutions. Therefore, to the extent any sales are made to any of those institutions, the actual total underwriting commission will be less than the amounts shown in the table above and the actual total proceeds to us will be greater than the amounts described in this prospectus supplement.
       In connection with this offering, the underwriters may purchase and sell the series A preferred shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. An over-allotment involves syndicate sales of series A preferred shares in excess of the number of series A preferred shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of series A preferred shares in the open market after the distribution has been completed in order to cover syndicate short positions.
       Stabilizing transactions consist of some bids or purchases of series A preferred shares made for the purpose of preventing or slowing a decline in the market price of the series A preferred shares while the offering is in progress.
       In addition, the underwriters may impose penalty bids, under which they may reclaim the selling concession from a syndicate member when the series A preferred shares originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions.
       Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the series A preferred shares or preventing or slowing a decline in the market price of the series A preferred shares. As a result, the price of the series A preferred shares may be higher than the price that might otherwise exist in the open market.
       Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the series A preferred shares. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time without notice. The expenses associated with the offer and sale of the series A preferred shares to be paid by us are estimated to be $300,000.
       Fairfax may elect to purchase up to 200,000 series A preferred shares in this offering.
       Some of the underwriters and their affiliates have performed commercial banking, investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. Affiliates of Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., KeyBanc Capital Markets, a Division of McDonald Investments Inc., J.P. Morgan Securities Inc. and certain of the other underwriters are parties to our credit facility. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business for which they will receive customary fees and expenses.
       A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of series A preferred shares to underwriters for sale to their online brokerage account holders. The representatives will allocate series A preferred shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, series A preferred shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
       It is expected that delivery of the series A preferred shares will be made against payment therefor on or about the date specified in the last paragraph on the cover of this prospectus supplement, which will be the fifth business day following the date of pricing of the series A preferred shares (such settlement cycle being herein referred to as “T+5”). Trades in the secondary market generally are required to settle in three business days after the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the series A preferred shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the series A preferred shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the series A preferred shares who wish to trade such shares on the date of pricing or the next succeeding business day should consult their own advisors.
       We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
LEGAL MATTERS
       The validity of the series A preferred shares offered by us will be passed upon for us by Shearman & Sterling LLP, New York, New York and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
       The financial statements, the related financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting), incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

2,000,000 Shares
Odyssey Re Holdings Corp.
8.125% Series A Preferred Shares

PROSPECTUS SUPPLEMENT
October 13, 2005

Wachovia Securities
Morgan Stanley
Citigroup
UBS Investment Bank
Bear Stearns
JPMorgan
KeyBanc Capital Markets
Lehman Brothers
RBC Dain Rauscher Inc.